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Exhibit 99.1

SELECTED FINANCIAL DATA - ADDITIONAL DISCLOSURE FOR SFAS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS."

        The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report (Form 10-K) for the year ended June 28, 2002, which is incorporated by reference in this Registration Statement on Form S-8.

        SGI has adopted FASB Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes new standards for goodwill and other intangible assets, including the elimination of goodwill amortization, to be replaced with periodic evaluation of goodwill for impairment. We have adopted SFAS 142 effective June 29, 2002 and are in the process of evaluating our existing goodwill and intangible assets and will make any necessary reclassifications in order to comply with the new criteria in SFAS 142. We will also reassess the useful lives of all intangible assets acquired in purchase business combinations, including those reclassified from goodwill, and make any necessary amortization adjustments by the end of our first interim period after adoption. To the extent that any intangible asset is identified as having an indefinite useful life, SFAS 142 requires us to test the intangible asset for impairment and recognize any impairment losses as a cumulative effect of change in accounting principle in the first interim period. After the identification and assessment of intangible assets discussed above, we are required, under SFAS 142, to identify reporting units and assign all related assets and liabilities and goodwill to the reporting units. We must then complete the two-step transitional goodwill impairment test. The first step, which must be completed within six months of adoption of SFAS 142, requires us to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent that a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we are required to complete step two of the transitional goodwill impairment test as soon as possible, but no later than June 27, 2003. Step two requires us to compare the implied fair value of the reporting unit to its carrying amount as of June 29, 2002. Any transitional impairment loss will be recognized as a cumulative change in accounting principle in the first interim period. We have not yet completed our analysis but currently do not expect any impairment. At June 28, 2002, we had goodwill of $13 million subject to SFAS 142. Amortization expense for goodwill and intangible assets amounted to $1.5 million for the year ended June 28, 2002. The net impact on the 2003 statement of operations from the adoption of SFAS 142 is expected to be a reduction in amortization of approximately $1.5 million.

        As required by SFAS 142, the results for the year ended June 28, 2002, June 30, 2001 and 2000 have not been restated. The following table discloses the effect on net loss and basic and diluted net loss per share as if we accounted for goodwill under SFAS 142 for all periods presented (in thousands, except per share data):

	Years ended
	June 28, 2002	June 30, 2001	June 30, 2000
Reported net loss	$(46,323)	$(493,043)	$(829,544)
Add:
Goodwill, net of tax	1,461	1,461	1,461

Adjusted net loss	$(44,862)	$(491,582)	$(828,083)

Reported net loss per share—basic and diluted	$(0.24)	$(2.59)	$(4.52)
Add:
Goodwill, net of tax	0.01	0.01	0.01

Adjusted net loss per share—basic and diluted	$(0.23)	$(2.58)	$(4. 51)

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  Exhibit 99.1
SELECTED FINANCIAL DATA - ADDITIONAL DISCLOSURE FOR SFAS NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS."